GeoGlobal Resources Inc.

Supplement to Prospectus dated June 14, 2004

This supplement is filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, to add the following named person to the list of Selling Securityholders appearing on pages 43 and 44 of the Prospectus dated June 14, 2004 of GeoGlobal Resources Inc.

Name of Selling Securityholder	Common Stock Beneficially Owned Prior to this Offering(1)	Total Number of Shares of Common Stock Beneficially Owned Offered for Selling Securityholders’ Account(1)

Bank Sal. Oppenheim jr. & Cie (Switzerland) Ltd.	375,000	375,000

________________

(1)

The securities were purchased from us in a transaction that was completed on December 23, 2003.  The securities were sold by us in units, each unit consisting of one share and one-half of a warrant to purchase one share.  The number of shares includes the shares issuable on exercise of the warrants.

The date of this Supplement is July 7, 2004.